Exhibit 99.2

CALEDONIA MINING CORPORATION	MARCH 28, 2014
Management’s Discussion and Analysis

This management’s discussion and analysis (MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia” or the “Company”) is for the fiscal year ended December 31, 2013 (the “Year”), the quarter ended December 31, 2013 (“Q4 2013 ” or the “Quarter”).  It should be read in conjunction with the Consolidated Financial Statements of Caledonia for the year ended December 31, 2013 (“the Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Production Costs

4.5.	Underground

4.6.	Metallurgical Plant

4.7.	Capital Projects

4.8.	Mineral Resources and Mineral Reserves

4.9.	Indigenisation

4.10.	Opportunities

4.11.	Outlook

5.	Exploration and Project Development

5.1.	Nama Cobalt Project, Zambia

5.2.	Nama Copper Project, Zambia

5.3.	Blanket Gold Mine, Zimbabwe

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy and Other Shareholder Information

15.	Securities Outstanding

16.	Risk Analysis

17.	Forward-Looking Statements

18.	Controls

19.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Gold Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary assets is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Consolidated Financial Statement, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.

Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS

Operational and Financial Highlights
	Q4 2012	Q4 2013	Year 2012	Year 2013	Comment
Gold produced (oz)	11,821	11,429	45,465	45,527	Gold production in Q4 2013 was adversely affected by a 3-day plant shut down for essential maintenance and a lower head grade
On Mine cash cost (US$/oz)1	603	666	570	613	On-mine costs were adversely affected by higher work-in-progress at December 31, 2013
All-in sustaining cost (US$/oz)	937	1,175	857	978	All-in sustaining costs were adversely affected in Q4 2013 by higher administrative expenses and sustaining capital investment
Gold Sales (oz)	10,337	9,454	45,181	45,048	Lower sales in Q4 2013 due to work in progress at December 31, 2013 of 1,978 oz
Average realised gold price (US$/oz)	1,703	1,277	1,666	1,402	Lower realised gold prices in Q4 2013 and Year 2013 primarily due to the lower gold price
Gross profit ($’m)2	9.2	4.5	40.9	29.9	Lower gross profit mainly due to the lower realised gold prices
Net (loss)/profit attributable to shareholders ($’m)	3.4	(14.3)	8.7	(3.0)	Net loss in the Q4 2013 and the Year 2013 is after an impairment charge of $14.2m mainly in respect of the Nama Project
Adjusted basic earnings per share3 (cents)	6.3	0.2	49.9	28.3	Adjusted basic earnings per share excludes the impairment charge, foreign exchange profits or losses, indigenisation expenses and deferred taxation.
Cash and cash equivalents ($’m)	27.9	25.2	27.9	25.2	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	8.0	2.8	29.7	14.6	Cash flow in Q4 was adversely affected by higher work-in progress at December 31, 2013. Cash flow in the Year and the Quarter was also adversely affected by the lower realised gold price
Payments to the community and Zimbabwe government ($’m)	5.9	3.6	24.0	19.5
Payments include direct and indirect taxes, royalties, licence fees and levies. The total of such payments in the Year was lower primarily due to lower income tax payable on the reduced profit and reduced royalty payments due to the lower prevailing gold price.

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1 Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.
   Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

Gold Sales Mechanism

On January 28, 2014 Caledonia announced that as a result of new regulations introduced by the Zimbabwe Ministry of Finance, all gold produced in Zimbabwe must now be sold to Fidelity Printers and Refiners Limited (“Fidelity”), a company which is controlled by the Zimbabwean authorities and which is now responsible for the final refining and marketing of all gold produced in Zimbabwe.  Accordingly, all of Blanket’s production has subsequently been sold to Fidelity.  Blanket receives 98.5% of the value of the gold within a maximum of 7 days of a sale to Fidelity.  Blanket has received all payments due from Fidelity under these new arrangements in-full and on-time.

Indigenisation

Transactions that implemented the indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of the $30 million vendor facilitation loans and a monthly management fee. Caledonia continues to consolidate Blanket for accounting purposes.

As an indigenised entity, Blanket can implement its long term growth strategy.  The Board of Directors of Blanket, which includes representatives of the Indigenous Zimbabwean shareholders, has approved a capital investment programme for 2014 to 2017.  This investment programme, which was endorsed by the Board of Directors of Caledonia, will be funded from Blanket’s internally generated cash, and is expected to result in progressive increases in gold production.
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3 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

Exploration Highlights

Exploration continued at the Blanket Mine focussed on the potential to extend the Blanket mineralisation below the 750 meter level and at certain of its satellite properties. The down plunge extent of the Blanket 4 Ore body was intersected with three boreholes, all of which returned favourable gold values. Work is in progress to incorporate this mineralisation into the mineral resource basis for the Blanket Mine.

Exploration development and diamond drilling at the two satellite projects, the GG Project and the Mascot Project have established the existence of multiple mineralized zones with potentially favourable gold grades. Further work is being done to define the extent and viability of these mineralized zones.

Dividend Policy and Shareholder Matters

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any suitable opportunities that may arise without the need to raise third party finance.

With effect from December 5, 2013 Caledonia appointed Computershare Investor Services Inc. (“Computershare”) as its transfer agent, registrar and dividend disbursing agent.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US dollars and Pounds sterling respectively; all other shareholders will continue to be paid in Canadian dollars.  Computershare also offers Direct Registration System (DRS) services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Contact details for Computershare are set out in Section 13.

Strategy

Caledonia’s primary strategy is to continue the existing investment programme at Blanket with the objective of increasing production.  Caledonia believes the continuation of this strategy is in the best interests of shareholders because it is expected to increase cash flows and accelerate the repayment of the outstanding facilitation loans.   Subject to an ongoing evaluation of the investment climate in Zimbabwe, Blanket and Caledonia will also consider additional acquisition opportunities in Zimbabwe on the basis of, inter alia, their fit with the existing operations and their capacity to enhance value for both Blanket’s indigenous shareholders and Caledonia.

Caledonia may also consider using its financial and managerial resources which are outside Zimbabwe to consider any suitable opportunities elsewhere in sub-Saharan Africa.

Management and Directors

In August 2013, Mr. Dana Roets was appointed as Caledonia’s Chief Operating Officer.  Mr Roets has over 25 years of experience in the South African gold and platinum industries.  Also in August 2013, Mr Carl Jonnson and Mr Robert Babensee retired from Caledonia’s Board of Directors on which they served as independent directors.  Caledonia’s board and management thank Mr Jonnson and Mr Babensee for their service.  In August 2013 Mr Johann Holtzhausen was appointed to Caledonia’s board as an independent director and was subsequently appointed chairman of the audit committee.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the years ended December 31, 2013, 2012 and 2011, and the quarters ended December 31, 2013 and 2012 prepared under IFRS.

Consolidated Statements of Comprehensive Income (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended Dec 31					For the 12 months ended Dec 31
	2013			2012		2013		2012		2011
	$			$		$		$		$
Revenue		12,114			17,612		65,113		75,221		55,705
Royalty		(893)			(1,227)		(4,544)		(5,261)		(2,514)
Production costs		(5,919)			(6,502)		(27,412)		(25,653)		(21,093)
Depreciation		(818)			(633)		(3,276)		(3,392)		(2,983)
Gross profit		4,484			9,250		29,881		40,915		29,115
Administrative expenses		(2,067)			(1,108)		(7,772)		(4,055)		(3,351)
Share-based payment expense		(68)			-		(68)		(14,569)		(1,101)
Indigenisation expenses (i)		-			(425)		-		(1,700)		(326)
Foreign exchange gain/(loss)		1,677			570		1,677		(4)		303
Impairment		(14,203)			(330)		(14,203)		(330)		(3,884)
Results from operating activities		(10,177	) 4)		7,957		9,515		20,257		20,756
Net finance income/(cost)		102			25		(108)		(81)		(162)
Profit before tax		(10,075)			7,982		9,407		20,176		20,594
Tax expense		(4,279)			(4,032)		(9,897)		(12,818)		(8,464)
(Loss)/Profit for the period		(14,354)			3,950		(490)		7,358		12,130

Other comprehensive (loss)/income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations		38			370		2,254		(1,589)		265
Other comprehensive (loss)/income net of income tax		38			370		2,254		(1,589)		265
Total comprehensive (loss)/income for the period		(14,392)			4,320		1,764		5,769		12,395

(Loss)/profit attributable to:
Shareholders of the Company		(14,436)			3,353		(3,055)		8,720		12,130
Non-controlling interests		82			597		2,565		(1,362)		-
(Loss)/Profit for the period		(14,354)			3,950		(490)		7,358		12,130

Total comprehensive (loss)/income attributable to:
Shareholders of the Company		(14,363)			3,685		(726)		7,112		12,395
Non-controlling interests		29			635		2,490		(1,343)		-
Total comprehensive (loss)/income for the period		(14,392)			4,320		1,764		5,769		12,395

(Loss)/earnings per share (cents)(iii)
Basic		(27.7)			6.4		(6.1)		17.2		24.2
Diluted		(27.7)			6.4		(6.1)		17.2		23.8
Adjusted earnings per share (cents) (ii)(iii)
Basic		0.2			6.3		28.3		49.9		31.4
Diluted		0.2			6.3		28.3		49.9		30.8
(i)
Expenses relating to the Zimbabwe indigenisation transaction were previously included in Administrative expenses.  These expenses are now presented separately as they are relevant to the understanding of Caledonia’s financial performance. The presentation of comparative figures has been aligned accordingly.

(ii)
Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 for a discussion of non-IFRS measures

(iii)	The EPS for 2012 and 2011 has been restated based on the 10: 1 consolidation that took place in the Year.

Revenues in 2013 were lower than 2012 due mainly to the lower realised gold price:  gold sales in 2013 were 45,048 ounces, 133 ounces (i.e. 0.3%) lower than in 2012, but the average realised gold price in 2013 was US$1,402 per ounce – 16% lower than the average realised gold price per ounce in 2012.  Gold sales in Q4 were 9,454 ounces, 883 ounces lower than in the comparable quarter due to lower production in the Quarter and higher work-in-progress at the end of the Quarter.  The average realised gold price in the Quarter was US$1,277 per ounce – 25% lower than in the comparable quarter; work in progress at December 31, 2013 represented 1,978 ounces of gold compared to 1,484 ounces as at December 31 2012.  Further discussion of Blanket’s gold production is set out in Section 4.3

The royalty paid in the Quarter and the Year was lower than in the comparative periods mainly due to the lower realised gold price.

Production costs in the Quarter were $5,919,000 and $27,412,000 for the Year.  Further discussion of Blanket’s production costs is set out in Section 4.4 of this MD&A.

Administrative expenses in the Year were $7,772,000 compared to $4,055,000 in 2012.  Administrative expenses are analysed in Note 9 to the Consolidated Financial Statements.  The increased administrative expense for the year includes the donation of US$2 million to the Presidential Scholarship Fund which was made in the second quarter of 2013.  Wages and Salaries and Director’s fees were also higher, reflecting the strengthening of Caledonia’s management team and Board of Directors.  Director’s fees also include fees payable to the directors of Blanket Mine.

The impairment of $14,203,000 primarily reflects the impairment of the Company’s cobalt exploration project in Zambia (the “Nama Cobalt Project”) and the copper exploration project in Zambia (the “Nama Copper Project”).  The full carrying value of costs previously incurred and capitalised at the Nama Project are impaired in the Year because substantive expenditure on further exploration activities in the specific area is neither budgeted nor planned and Caledonia has decided to discontinue such activities in the specific area. The discontinuation of activities at the Nama Copper and Cobalt Projects will have no effect on Caledonia’s future profitability as all costs incurred at the projects have historically been capitalised.  The discontinuation of activities at the Project will reduce Caledonia’s future capital investment.

The foreign currency gain/(loss) is a non-cash item which reflects the profit or loss arising on the translation into Canadian dollars of the the monetary balances that are held in currencies other than Canadian dollars.

The tax expense for the Year is analysed in Note 11 to the Consolidated Financial Statements.  The tax expense includes Zimbabwean income tax on profits arising at the Blanket Mine, Zimbabwean withholding tax on dividends and management fees paid and South African income tax.  The tax expense also includes a $2,486,000 increase in the deferred tax liability, which is a non-cash item. Part of the withholding taxes included in the tax charge in the Year is an amount of approximately US$1.5 million in respect of Zimbabwean withholding tax arising on the declaration as a dividend in specie from Caledonia Holdings Zimbabwe to its immediate holding company of the $30 million loan accounts that are receivable from Blanket’s indigenous shareholders. This amount will not be repeated in future years.

The non-controlling interest is the profit attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Consolidated Financial Statements.

The adjusted earnings per share4 aims to reflect Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding the impairment charge, foreign exchange profits or losses and indigenisation expenses.

Trends or risks that may affect Caledonia’s future financial condition are discussed in Section 15 of the MD&A.

The table below sets out the consolidated statements of cash flows for the twelve months to December 31, 2013, 2012 and 2011 prepared under IFRS.

Consolidated Statements of Cash Flows (In thousands of Canadian dollars)
	For the 12 months ended Dec 31
	2013	2012		2011
		$		$
Cash flows from operating activities
Cash generated by operating activities	22,768		41,420		25,595
Net interest paid	(108)		(81)		(162)
Tax paid	(7,974)		(11,618)		(8,005)
Net cash from operating activities	14,686		29,721		17,428

Cash flows from investing activities
Acquisition of Property, plant and equipment	(11,738)		(7,909)		(8,528)
Proceeds on sale of investment	-		38		-
Net cash used in investing activities	(11,738)		(7,871)		(8,528)

Cash flows from financing activities
Advance dividends paid	(1,987)		(3,739)		-
Dividends paid	(5,947)		-		-
Proceeds from the exercise of share options	470		974		38
Net cash from (used in) financing activities	(7,464)		(2,765)		38
Net increase/(decrease) in cash and cash equivalents	(4,516)		19,085		8,938
Cash and cash equivalents at beginning of the year	27,942		9,256		398
Effect of exchange rate fluctuations on cash held	-		(399)		(80)
Cash and cash equivalents at year end	23,426		27,942		9,256

Cash generated from operating activities was lower than in 2012 due to the lower profit in the Year (as discussed above) and an increase in working capital, which is discussed below in the review of the Consolidated Statements of Financial Position.   The reduced taxation payments primarily reflect the lower taxable profit at Blanket Mine which were a result of lower trading profit and increased capital investment.

Investment in property, plant and equipment increased from $7.9 million in 2012 to $11.7 million.  The increase in capital investment was due to the investment in Blanket’s capital projects as described in Sections 4.7 and 5.3 of this MD&A.  An analysis of Caledonia’s capital investment is set out in Section 6 of the MD&A.
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4 Adjusted earnings per share (“EPS”) is a non-IFRS measure.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

The overdraft facility is held by Blanket Mine and is a US$2.5 million facility which is unsecured and repayable on demand.   Further information on liquidity and capital resources is set out in Section 8 of this MD&A.

The advance dividends paid in the Year relate to the final two installments of US$1 million each which were paid to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation transactions.

The dividends paid in the Year primarily relate to the two dividends declared and paid by Caledonia in 2013 i.e. a dividend of 5 cents per share which was paid in February 2013 and a further dividend of 5 cents per share which was paid in April 2013.  The consolidated dividends also includes the dividends that were paid to Blanket’s indigenous shareholders after retentions to repay the facilitation loans as described further below and in Section 4.9 of this MD&A.

The discussion above is in respect of the consolidated statement of cash flows.  At the Caledonia holding company level, revenues comprise:
•
Caledonia’s entitlement to 49% of dividends paid by Blanket which are received by Caledonia after deduction of withholding tax at 5%.  In general, Blanket distributes all of its available cash resources, after making provision for short term cash flow requirements which include scheduled capital investment and quarterly tax payments;

•	A monthly management fee of US$390,000 which is paid by Blanket and is received net of withholding tax of 15%; and
•
Repayments of the facilitation loans which were extended to the purchasers of 41% of Blanket who repay the facilitation loans by sacrificing 80% of their attributable Blanket dividends.  The nature of these facilitation loans is discussed in Note 5 to the Consolidated Financial Statements.

At December 31, 2013, Caledonia’s cash was held with banks primarily in the United Kingdom, and also in Canada and in non-resident accounts in South Africa.

The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2013, 2012 and 2011 prepared under IFRS.

Consolidated Statements of Financial Position (In thousands of Canadian dollars)
	As at	Dec 31 2013 $	Dec 31, 2012 $	Dec 31, 2011 $

Total non-current assets		33,448	36,533	34,248
Inventories		6,866	5,508	4,482
Prepayments		177	126	334
Trade and other receivables		3,889	1,718	3,652
Cash and cash equivalents		25,222	27,942	9,686
Total assets		69,602	71,827	52,402
Total non-current liabilities		10,094	6,928	7,822
Trade and other payables		4,600	5,775	3,841
Zimbabwe advance dividend accrual		-	1,987	-
Income taxes payable		1,138	1,518	295
Bank overdraft		1,796	-	430
Total liabilities		17,628	16,208	12,388
Total equity		51,974	55,619	40,014
Total equity and liabilities		69,602	71,827	52,402

Inventories comprise consumable stores and gold in progress.  Consumable stores increased due to the build-up of stock of consumables and other equipment for use at Blanket’s capital projects.  Gold in progress at December 31, 2013 was also higher than the prior year.  The level of work in progress at each year end is determined by restrictions on the movements and delivery of bullion during the year-end holiday period in Zimbabwe.

Trade and other receivables as at December 31, 2013 includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 14 to the Consolidated Financial Statements.  The increase in trade and other receivables reflects the normalisation of the level of receivables at the end of the Year - there were zero bullion receivables at the end of 2012.

 Most of the increase in non-current liabilities is due to an increase in the provision for deferred taxation as set out in note 11 to the Consolidated Financial Statements.

 The Zimbabwe advance dividend accrual as at December 31, 2012 related to the advance dividends which were paid to GCSOT during February and April 2013 in terms of the indigenisation transactions.  Blanket has no further obligation to pay advance dividends to GCSOT.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

(Thousands of Canadian dollars except per share amounts)	Mar 31, 2012	June 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	June 30, 2013	Sept 30 2013	Dec 31, 2013
Revenue from operations	17,503	18,612	21,494	17,612	19,218	17,190	16,591	12,114
Profit/(loss) after tax from operations	7,111	5,497	(9,199)	3,950	5,530	3,055	4,589	(14,354)
Earnings/(loss) per share – basic (cents)	14	11	(14)	6.4	9	5.8	7.2	(27.7)
Earnings/(loss) per share – diluted (cents)	14	11	(14)	6.4	9	5.8	7.2	(27.7)
Cash and cash equivalents	16,288	18,323	24,615	27,942	25,189	22,475	25,099	25,222

Our quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Results in Q4 2013 have been impacted by impairments. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

4.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding six quarters.

Blanket Mine Safety Statistics
Incident Classification	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Fatal	0	0	0	0	0	1	0
Lost time injury	1	0	3	2	1	7	2
Restricted work activity	4	7	7	0	7	5	9
First aid	2	4	5	4	2	2	0
Medical aid	1	1	1	2	3	2	3
Occupational illness	0	0	0	0	0	0	0
Total	8	12	16	8	13	17	14
Incidents	11	11	10	12	12	11	17
Near misses	2	3	5	3	4	7	3
Disability Injury Frequency Rate (i)	0.30	0.00	0.81	0.52	0.25	1.75	0.46
Total Injury Frequency Rate (ii)	2.38	3.04	4.34	2.09	3.25	4.00	3.20
Man-hours worked (thousands)	670	688	738	767	801	800	865
(i) A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

Blanket management recognises the continued need to reinforce strict adherence to prescribed operating procedures by all employees.  Accordingly NOSA, an occupational health and safety specialist, has been engaged to review the SHE management system and to participate in staff training.  During the Quarter, in addition to the usual training courses: 106 personnel have been trained on incident investigation and the implementation of the SHE management system; 45 senior managers and line managers were trained on level 3 incident investigation; and 4 senior employees were trained on the Safety Supervisors Training Course.

There were no significant adverse environmental issues during the Quarter.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
Year 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,589
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653
Quarter 4	2013	-	-	3,569	3,569
Year 2013	2013	2,147	2,000	15,354	19,501

The final installment of the advance dividend payments that were payable to GCSOT in terms of Blanket’s indigenisation transaction was made in the second quarter of 2013.  No further dividends will be payable to GCSOT until the advance dividends have been repaid by the offset of future dividends on Blanket shares that are owned by GCSOT.  Payments to the Zimbabwe government were lower in the Year than in 2012 due to the effect of the lower gold price which resulted in lower royalty payments and lower taxable profits in the Year and increased capital expenditure which reduced income tax payments.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced and the average realised price per ounce during the Quarter, the preceding 7 quarters and January and February 2014 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz)
Quarter 1	2012	83,353	3.67	93.2	9,164	1,689
Quarter 2	2012	90,315	4.24	93.9	11,560	1,597
Quarter 3	2012	93,049	4.59	94.1	12,918	1,673
Quarter 4	2012	96,598	4.08	93.3	11,821	1,711
Year	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,469	1,600
Quarter 2	2013	101,174	3.82	93.2	11,587	1,373
Quarter 3	2013	99,386	4.03	93.6	12,042	1,330
Quarter 4	2013	105,258	3.63	93.1	11,429	1,277
Year	2013	392,320	3.88	93.3	45,527	1,402
January 2014	2014	32,463	3.58	93.2	3,482	1,239
February 2014	2014	31,722	3.72	93.5	3,548	1,301

Gold production at the Blanket mine in the Quarter decreased from the preceding quarter due to the lower grade and recovery the effects of which were partially offset by increased ore throughput.  Production in the Quarter was also adversely affected by the additional public holiday for the President of Zimbabwe’s inauguration.  Combined production in January and February 2014 was approximately 1,000 ounces below plan primarily as a result of the achieved grade being lower than the targeted grade of 3.83 g/t Au.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A.

4.4	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding three quarters and for 2012 and 2011 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine: Costs per Ounce of gold produced (US$/oz)
	Year 2011	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013
On-Mine cash cost (ii)	586	570	653	587	558	666	613
Royalty(i)	72	116	112	96	93	69	101
Community costs relating to ongoing production	-	-	-	-	-	-	-
Permitting costs related to current operations	1	5	2	3	3	3	3
3rd party smelting, refining and transport costs	8	6	7	7	7	6	7
Operating cost per ounce	667	698	774	692	660	745	724
Corporate general and administrative costs (incl. share based remuneration)	94	90	97	113	93	207	124
Reclamation and remediation of operating sites	1	2	2	2	2	5	2
Exploration and study costs	-	-	1	1	2	5	2
Capital expenditure	183	67	51	147	110	213	125
All-in Sustaining Cost per ounce (ii)	944	857	924	956	866	1,175	977
Costs not related to current production
Community costs	-	25	-	181	8	-	49
Permitting costs	-	17	3	3	3	1	2
Exploration and study costs	-	-	1	3	3	4	3
Capital expenditure	12	29	45	69	107	97	78
All-in Cost per ounce (ii)	956	929	972	1,211	986	1,277	1,109

(i)Blanket pays a royalty to the Zimbabwean government on gross revenue.  Since 1 January 2012 the royalty rate has been 7% prior to which it was 4%
(ii)Non-IFRS measures such as “On-Mine Cash Cost per Ounce”, “All-in Sustaining Cost per Ounce” and “All-in Cost per Ounce” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The on-mine cash cost per ounce of gold sold increased in the Quarter due to the lower production compared to the previous quarter and to the lower sales compared to the previous quarter as a result of work-in- progress as at December 31, 2013.  Over 60% of Blanket’s costs are fixed, therefore lower production means that fixed costs are absorbed over fewer production ounces.  The value attributed to work-in-progress only includes direct labour at the mine, electricity and consumables;  on-mine administration costs are therefore absorbed into the ounces of gold sold in the quarter, further increasing the cost per ounce of gold sold.  In light of the increased production cost in the Quarter, management has focussed on measures to reduce operating costs.

The royalty cost per ounce decreased during the year as a result of the lower gold prices from April 2013.

Capital investment to sustain current operations and capital expenditure not related to current production is discussed in Sections 4.7, 5.3 and 6 of this MD&A.

All-in sustaining costs increased in the Quarter compared to the previous quarter due to the effect of higher administrative expenses and sustaining capital investment in the Quarter which were allocated across the 9,545 ounces that were sold in the Quarter rather than the 11,429 ounces of gold that were produced in the Quarter.

4.5	Underground

AR South continued to be the most important production area during the Quarter with  ore being trammed on the 630 and 750 meter haulages.  Production tonnages from all areas was at planned levels in the Quarter.  However, the achieved ore grade in the Quarter and in January and February 2014 was lower than planned due to a sub-horizontal fault which was encountered at the AR South ore body between 680 and 695 meters below surface.  This sub-horizontal fault had displaced the ore zone to the west and south and resulted in a barren block of ground, which unavoidably had to be mined, resulting in dilution the otherwise high grade material.  This dilution meant that the grade on certain stoping panels at AR Main was un-economic.  Production on these panels was stopped and re-development was required to establish other panels at the required grade.  Management believes that the above measures have been successful and that an average head grade of between 3.60 to 3.83 g/t Au can be maintained, although closer attention will be paid to grade control in future.   Production in February 2014 was also adversely affected by an unstable mains power supply and the unscheduled requirement to replace the winding rope on No. 4 Shaft.  In the weeks while the new ropes were in transit from Europe, hoisting was restricted to half speed.  Hoisting was suspended completely for three days in early March 2013 whilst the new Lebus type coiling sleeves were fitted to the winder drums and the new winding ropes were successfully installed and commissioned.

Underground development activities continued throughout the Quarter and the total development advance was 1,427 meters compared to a planned advance of 1,377 meters.  The development advance in the Quarter was 29% higher than the 1,110 meters achieved in the preceding quarter due to a reduction in lost shifts and better machine availability.  Machine availability in the previous quarter had been adversely affected by the closure of a supplier of spare parts for drilling equipment.  As a result an increased number of drilling machines were inoperative for longer than usual awaiting suitable replacement parts.  Alternative suppliers with satisfactory levels of service and equipment quality have been identified and are now being used resulting in the improved machine availability in the Quarter.  Installation of the new Centac compressor has been stalled by the inability of the Zimbabwe Electricity Transmission and Distribution Corporation (“ZETDC”), the state-owned electricity distribution company, to service their faulty transformer and equipment.  Blanket has repeatedly offered to undertake this service and maintenance itself, but ZETDC is unwilling to accept this offer.

Development has been planned such that it should allow mine production to catch up the shortfall in milled tonnage that was experienced in the first two months of 2014 and for production to be sustained at the target rate of approximately 1,200 tonnes per day (“tpd”) for 2014 and 1,300tpd in 2015.

4.6	Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at better than budgeted efficiency.  Throughput was 49.8 tonnes per hour compared to the planned throughput of 43.0 tonnes per hour; while gold recovery was 93.1% compared to the budgeted rate of 93.0%.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter. The planned relining of Rod Mill No 4 took 80 hours and resulted in a reduction of the tons milled by the plant in February 2014.

4.7           Capital Projects

The main capital developments are:

•	the haulage extension on 22 Level from AR Main to Lima;
•	the northern extension to 18 Level haulage to Lima;
•	the 14 Level haulage extension between the Eroica and Lima;
•	the No. 6 Winze Shaft Deepening Project to the 1,080 meter level; and
•	the erection of a new mill house in anticipation of the installation of new mills to increase milling capacity which will be required to process additional material from the No. 6 Winze Project.

Further information on each of these Projects is set out below; an analysis of the expenditure on of the main investment projects is set out in Section 6 of this MD&A.

22 Level Haulage Extension Project

The 22 Level haulage extension project will link the Blanket and Lima ore bodies on the 22 Level (750 meters below surface) and will allow for the rapid commencement of mining in any new mining areas defined above 750 meters.  Crosscuts from the 22 Level Haulage are also being developed to provide the required drilling platforms for the exploration drilling below 750 meters for resource evaluation purposes.  Work on the 22 Level Haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the Quarter, the 22 Level haulage advanced a further 158 metres towards Lima (182 meters in the preceding quarter) against a plan of 162 meters.  This haulage reached the Eroica ore body in early December 2013 and further work on advancing the face was suspended in order to allow for exploration drilling into the Eroica zone.  Five holes were drilled and all identified mineralisation, although the grades were rather lower than anticipated.

The crosscut from the 750 meter haulage towards the AR Main zone advanced 71 meters against a plan of 105 meters.  Work on the intermediate drilling chamber was completed and diamond drilling commenced.  One hole was drilled which intersected the AR Main mineralisation as expected and a second hole has been commenced.   Development to extend the crosscut to the AR Main zone has re-commenced.

18 Level Haulage Extension Project

The 18 Level haulage extension (630 meters below surface) was planned to provide access to explore for the extension of the Sheet zone between 630 meters and 510 meters below surface.  The haulage reached its destination in the second quarter of 2013 and diamond drilling to locate a possible down-dip extension to the Sheet ore body has commenced.

Some exploration drilling below 750 meters is also being carried out from 18 Level, in addition to the planned exploration from 22 Level.  During the Quarter two further exploration holes were drilled into the Blanket zone below 750 meters in addition to the six exploration drill holes which were completed in previous quarters.  As expected, all of the eight holes into the Blanket ore body below 750 meters have intersected mineralised zones.

14 Level Haulage Project

The 14 Level Haulage between Eroica and Lima (510 meters below surface) reached the position of the Lima ore body in the second quarter of 2013.  Exploration and development work has commenced on the Lima ore body above 14 Level with the objective of upgrading the current indicated and inferred mineral resources to mineral reserves.  The ability to upgrade the mineral resources in this area to mineral reserves is an important part of Blanket Mine’s strategy to increase mining production in future years.  Note that Blanket Mine reports mineral resources exclusive of mineral reserves and that mineral resources have no demonstrated economic viability.  It is anticipated that production activities at Lima above the 510 meter level will commence in the second quarter of 2014.

No. 6 Winze Project

The No. 6 Winze project will provide access to the Blanket 2 Ore body below 22 Level by upgrading and deepening, the existing No. 6 Winze.  The pre-production capital cost of this project is estimated to be US$4 million, which will be funded from Blanket’s internal cash flows. Work on this project continues:  a specialist mechanised shaft sinking crew have commenced work and will be responsible for the high-speed sinking of the shaft.  Exploration drilling during the Year has located the Blanket 4 Ore body on strike of the 2 Ore body, which adds substantially to the strike of mineralized zones present in this area and which can be fully evaluated using the access gained via the No. 6 Winze

Mill Building Upgrade

A new building measuring approximately 20m width x 51m length and 14 m high was constructed over the current structure that houses the primary rod mills. The new structure is equipped with a 70 ton overhead crane that can transverse the entire length and width of the building and is designed to cater for servicing all the current and future primary mills. A total of more than 50 tons of steel was used during this project. The entire structure is sheeted, roof and sides down to within 3 m from the ground which will be bricked. The old mill building and its 10 ton overhead gantry will be relocated and become the new compressor house. The existing compressor house will be dismantled and re-erected as a core shed at the exploration offices.

The 22 Level Haulage Project, the 18 Level Haulage Project, the 14 Level Haulage Project and the No.6 Winze Projects are all intended to open up areas for further exploration.  Accordingly, none of these projects is the subject of a new technical report

4.8           Mineral Resources and Mineral Reserves

A technical report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” (the “Technical Report”) relating to the Blanket Mine with an effective date of June 28, 2011 was prepared by The MSA Group, in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and was published on the same date and is available on SEDAR at www.sedar.com.

4.9           Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The outstanding balance of the facilitation loans as at December 31, 2013 was US$30.67 million (December 31, 2012, US$30.75 million).  The vendor facilitation loans are not shown as receivables in Caledonia’s Audited Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Audited Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

As an indigenised entity, Blanket can implement its long term growth strategy.  The Blanket board, which includes representatives of the Indigenous Zimbabwean shareholders, has approved a capital investment programme for 2014 to 2017.  This investment programme, which was endorsed by the Board of Directors of Caledonia, will be funded from Blanket’s internally generated cash, and is expected to result in progressive increases in gold production.

4.10	Opportunities

•
Indigenisation:  following the implementation of the indigenisation agreement set out in Section 4.9 of this MD&A Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, may be able to take advantage of growth opportunities that could arise in Zimbabwe.

•	Increased production: Blanket’s existing reserves and resources could support a further increase in production, provided the necessary investments in resource development can be made.

•
Surplus capacity: The Blanket Mine currently has a daily average mining capacity of over 1,200tpd; the hoisting capacity is approximately 3,000tpd; the crushing and milling plant has the capacity to process approximately 1,450tpd (increasing to approximately 3,000tpd after scheduled investment) and the Carbon-in-Leach plant has capacity of 3,800 tonnes per day. It is believed that there would be sufficient capacity to process any additional throughput arising from an increase in mining production with moderate capital investment and incurring only consumable costs to treat any increased throughput.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known mineralised zones and the satellite exploration projects at the GG Project and the Mascot Project Area.  Depending on future exploration success, Blanket may be able to further increase its targeted production levels.

4.11           Outlook

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe and the regulatory environment is subject to unexpected adverse changes.  Nevertheless, Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that, if the investment climate is acceptable, it could invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced at Blanket Mine.

5     EXPLORATION AND PROJECT DEVELOPMENT

5.1	Nama Cobalt Project, Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo border and the eastern boundary abuts against the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine was commissioned in 2012.  These licences have been explored both for their cobalt and their copper potential.

In September 2012, Caledonia was provided with various conditions by the Mines Development Department of Zambia in connection with its mining licences, one of which was a requirement to commence cobalt mining by July 2013.  Commencement of cobalt mining operations is, however, contingent upon the approval of an environmental impact assessment (“EIA”) by the Zambian Environmental Management Agency (“ZEMA”) which, owing to various additional requirements requested by ZEMA, is still to be granted.

In the interim, Caledonia has decided that, in view of the small scale of the planned operations and the small economic return, the company will engage with current operators in Zambia who already have the necessary infrastructure and operation. The purpose of these discussions is to enter into an agreement whereby a second party may operate the proposed cobalt mine.

The remaining carrying value of costs previously incurred and capitalised at the Nama Cobalt Project are therefore impaired in the Year under IFRS because substantive expenditure on further development activities in the specific area is neither budgeted nor planned and Caledonia has decided to discontinue such activities in the specific area.

5.2           Nama Copper Project, Zambia

The Nama Copper Project is located on the mining licence adjacent to the Lubambe Copper Mine which is being operated as a joint venture between VALE and African Rainbow Minerals. Caledonia carried out a drilling programme at the Nama Copper Project between April 2011 and June 2013 to assess the potential for copper mineralization in the area.  The results of this program were compiled and submitted to the Mines Development Department of Zambia (ZMDD) in accordance with the conditions set out by the ZMDD to maintain the licences.

Subsequent to the submission of results of the exploration programme to the ZMMD, a preliminary technical study based on limited technical information was carried out by African Mining Consultants. The provisional findings of this exercise were that the surface leaching of copper had resulted in a low grade cap zone and that additional stripping of waste rock would be required to access the better grades below the oxidized zone. In addition, in view of the low grades of copper encountered, i.e. between 0.4% and 0.5% copper over a mineralized zone of between 15 meters and 25 meters thick, management believes that the capital requirements of this project are such that Caledonia would be unlikely to achieve an acceptable return on the project.  Accordingly the full carrying value of costs previously incurred and capitalised at the Nama Copper Project are impaired in the Year.

No further copper exploration work was conducted in the Quarter due to the onset of the wet season which restricts access to the field area.

5.3	Blanket Gold Mine, Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are undertaken by the Blanket Mine and are discussed in Section 4.7 of this MD&A.  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area (which comprises three former mining operations i.e. Mascot, Eagle Vulture and Penzance) which are believed to have the greatest potential of success.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of seventeen diamond-cored holes totalling 4,751m of drilling.  Two zones of gold mineralization warranting further exploration have been established down to a depth of at least 300m, each with a strike length of approximately 150m.

During the Quarter work continued on opening up the 120 meter level in order to provide platforms for lateral diamond drilling.  70 meters of development were completed in the Quarter, including two diamond drilling cubbies from which horizontal and inclined holes will be drilled to probe the zones that were identified by surface drilling.  At the same time two raises were developed from 120 meter level to the 60 meter level which will be used to handle waste rock from future sub-level development.

Metallurgical test work continues on fresh material from this project.  The preliminary indications are that material from the GG Project is not compatible with Blanket’s metallurgical plant.   Exploration work will continue with the objective of identifying the extent and characteristics of mineralisation at the GG Project so that an assessment can be made of the optimal processing methodology for material from the GG Project.

Mascot Project Area

Mascot was previously mined down to approximately 300 meters, exploiting an east-west trending mineralised body the extent of which decreased at depth.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, to the north and south of the mined out area.

Development towards the north zone on the 60 meters level (1 Level) entered the identified mineralised zone in the first quarter of 2013 and further development on this level was suspended until metallurgical investigations have been successfully completed and handling systems installed to allow material to be hoisted to surface.  In the Quarter, a new headgear and bin was fabricated and is ready for installation.  This will facilitate the handling of material and allow for crushing to produce a more uniform product and improve truck loading factors.

During the Quarter development and exploration has continued on the 90 meter level (2 Level) and mineralisation has now been exposed covering a strike of 100 meters between 60 and 120 meter levels.  A drilling programme was also initiated to test the main Mascot shear below the deepest workings.  Two holes were drilled, both intersecting a mineralised zone approximately 60 meters below the known bottom of the old workings.  Drilling will continue on a success-driven basis to test the lateral extent of the main Mascot shear.

Sabiwa Project

Electrical power, a headgear, single drum winder and water supply has been installed at Sabiwa, the shaft collar has been concreted, and shaft sinking has been completed to a depth of 20 meters and the initial 15 meters of the shaft has been concreted. Further work on Sabiwa is currently on hold pending an improvement in the Zimbabwean investment climate before further significant expenditure is incurred.

6.	INVESTING

During the Quarter Caledonia invested $3,268,000 ($2,996,000 – 2012) in property, plant and equipment including mineral properties.  Of the amount invested $297,000 ($1,775,000 – 2012) was spent at the Nama Project and $2,942,000 ($1,207,000 – 2011) at Blanket and its satellite properties. An analysis of Investment in the Quarter and the Year and in 2012 is set out below

Capital Investment
		2012 Year	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2013 Year
Total Investment	C$’000	7,909	1,340	3,768	3,362	3,268	11,738
Nama Project	C$’000	3,614	189	1,366	785	297	2,637
Blanket (i)	C$’000	4,280	1,148	2,400	2,576	2,942	9,066
Blanket (ii)	US$’000	4,352	1,139	2,503	2,607	2,933	9,181

Sustaining Capex	US$’000	3,046	606	1,709	1,322	2,016	5,653
Satellites	US$’000	1,103	390	488	338	383	1,599
750 Haulage	US$’000	202	97	151	95	87	430
No. 6 Winze	US$’000	-	33	43	42	220	336
Mill Building	US$’000	-	14	112	810	227	1163
Total Blanket	US$’000	4,352	1,139	2,503	2,607	2,933	9,181
(i) excludes inter-company profit (ii) includes inter-company profit

All investment at Blanket is funded from Blanket’s internal cash flows; investment at the Nama Project is funded from Caledonia’s treasury

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  During the Year, share options for 671,730 options were exercised raising $470,000. No other equity financing took place in the Year and none is currently planned.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe which is repayable on demand.  At December 31, 2013 this facility was drawn to the extent of $1,796,000.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at December 31, 2013, September 30 2013, June 30 2013, March 31 2013 and December 31 2012 is set out below.

Liquidity and Capital Resources (Thousands of Canadian dollars)
As at	Dec 31 2012	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013
Gross Cash and cash equivalents	27,942	25,189	22,475	25,099	25,222
Overdraft	-	-	-	1,204	1,796
Cash and cash equivalents (IFRS)	27,942	25,189	22,475	23,895	23,426
Working capital	26,014	28,327	27,257	29,389	28,620

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.

Of the cash and cash equivalents, over $25 million is held outside Zimbabwe at financial institutions in Canada, the United Kingdom and in non-resident accounts in South Africa.  The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.

The Company’s liquid assets as at December 31, 2013 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.67 million which are not reflected as loans for IFRS purposes (refer Note 5 of the Consolidated Financial Statements).  The company has the following contractual obligations at December 31, 2013

Payments due by Period (Thousands of Canadian dollars)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Current liabilities	4,600	-	-	-	4,600
Purchase obligations	178	Nil	Nil	Nil	178

In addition to the committed purchase obligations set out above, Blanket intends to invest US$34.9 million between March 27, 2014 and December 2017 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and capital projects and the satellite projects which are discussed in Sections 4.7 and 5.3 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations.  Caledonia has no obligations in respect of capital or operating leases. As of December 31, 2013, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines5 – if and when those mines are permanently closed – at an estimated cost of $1,572,000 ($1,015,000 – 2012).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

Cost per ounce
Non-IFRS performance measures such as “On-Mine cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On – mine cash cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

___________________
5 Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Reconciliation of Cost per Ounce Data to IFRS
	Year 2011	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013
Production costs (IFRS) (C$’000’s)	21,093	25,653	8,019	6,602	6,872	5,919	27,412
Less site restoration costs (C$’000’s)	(50)	(43)	(25)	(24)	(24)	(78)	(151)
Less exploration costs (C$’000’)	(21)	(831)	(300)	140	(112)	(121)	(393)
Reversal of claim fee provision (C$’000’s)	-	-	-	-	-	970	970
Reallocated admin costs	(526)	(247)	(55)	(103)	(114)	(65)	(337)
Realisation charges	-	-	-	-	-	(284)	(284)
Non-Blanket production costs	(108)	(121)	(24)	(25)	(26)	(27)	(102)
Inter company profit elimination	261	1,353	284	375	342	331	1,332
Adjusted production costs (C$’000’s)	20,649	24,779	7,899	6,965	6,938	6,645	28,447
Exchange rate (C$/US$)	0.99	1.00	1.01	1.03	1.02	1.06	1.03
On-mine Production costs (US$’000’s )	20,805	25,769	7,806	6,797	6,714	6,301	27,619
Gold Sales (oz)	35,504	45,181	11,964	11,588	12,042	9,454	45,048
On-mine cash cost (US$/oz)	586	570	653	587	558	666	613
Royalty (US$’000’s)	2,541	5,262	1,339	1,108	1,120	650	4,544
Permitting costs (US$’000’s)	51	225	30	41	32	33	135
Refining and 3rd party smelting (US$’000’s)	268	290	85	76	80	60	301
Administrative expenses (C$’000’s) (i)	3,351	4,055	1,175	1,347	1,153	2,067	5,742
Exchange rate	0.99	1.00	1.01	1.03	1.02	1.06	1.03
Administrative expenses (US$’000’s)	3,326	4,056	1,161	1,315	1,116	1,960	5,575
Reclamation and remediation of operating sites (US$’000)	23	90	21	21	21	45	107
Exploration and study costs (US$’000’s)	18	3	8	15	18	43	85
Sustaining capital investment (US$’000’s)	6,494	3,044	606	1,709	1,322	2,017	5,653
All-in Sustaining cost (US$’000)	33,525	38,739	11,055	11,082	10,423	11,108	44,019
Gold sales (oz)	35,504	45,181	11,964	11,588	12,042	9,454	45,047
All-in sustaining cost per ounce (US$/oz)	944	857	925	956	866	1,175	978
Costs not related to current production
Community costs (US$’000’s)	-	1,137	-	2,100	100	-	2,200
Permitting (US$’000’s)	-	785	31	31	31	14	106
Exploration (US$’000’s)	-	15	16	30	36	38	120
Capital investment (US$’000’s)	419	1,306	534	795	1,285	917	3,530
All-in Costs (US$’000’s)	33,945	41,981	11,635	14,037	11,875	12,077	49,975
Gold Sold (oz)	35,504	45,181	11,964	11,588	12,042	9,454	45,047
All-in Costs per ounce (US$/oz)	956	929	973	1,211	986	1,277	1,109

Average realised gold price per ounce

“Average sales price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce to IFRS
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013
Revenue (IFRS) (C$’000’s)	17,503	18,612	21,494	17,612	75,221	19,218	17,190	16,591	12,114	65,113
Less miscellaneous income							(947)			(947)
Revenue from precious metal sales (C$’000s)	17,503	18,612	21,494	17,612	75,221	19,218	16,243	16,591	12,114	65,113
Exchange rate (C$/US$)	1.001	0.994	1.006	1.005	1.002	0.996	0.980	0.965	1.00	0.97
Revenue from precious metal sales (US$’000’s)	17,527	18,495	21,626	17,693	75,340	19,148	15,922	16,013	12,133	63,216
Revenues from sales of silver (US$’000s)	(14)	(36)	(14)	(8)	(72)	(5)	(15)	-	(57)	(78)
Revenues from sales of gold (US$’000s)	17,513	18,459	21,612	17,685	75,268	19,143	15,907	16,013	12,076	63,138
Gold ounces sold	10,368	11,560	12,916	10,337	45,181	11,965	11,587	12,042	9,454	45,048
Average realised gold price per ounce (US$)	1 689	1 597	1 673	1 711	1 666	1 600	1 373	1,330	1,277	1,402

Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013
Profit/(loss) attributable to owners of the company (IFRS)	7,111	5,497	(7,240)	3,353	8,721	4,593	3,055	3,733	(14,436)	(3,055)
Blanket Mine Employee Trust adjustment (refer Note 18 to the Consolidated Financial Statements)	-	-	-	-	-	-	-	-	(105)	(105)
Add back amounts attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc.	98	1,081	14,430	425	16,034	-	1,640	-	-	1,640
Foreign exchange (profit)/loss	18	(379)	934	(570)	3	-	-	-	(1,677)	(1,677)
Asset impairment	-	-	-	330	330	-	-	-	14,203	14,203
Deferred tax	145	(112)	559	(321)	271	-	-	54	2,131	2,185
Withholding tax on distributions in specie	-	-	-	-	-	1,531		-	-	1,531
Adjusted profit	7,372	6,087	8,683	3,217	25,358	6,124	4,695	3,787	116	14,722
Weighted average shares (m)	50.1	50.41	50.8	51.1	50.8	51.5	51.8	52.1	52.1	51.5
Adjusted eps (cents)	14.7	12.1	17.1	6.3	49.9	11.9	9.1	7.3	0.2	28.3

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded on the basis of IFRS:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	$	’000	$	’000
Rent paid to Bastian Investments CC, a company owned by members of the President’s family for the rental of the Company’s Johannesburg office facilities. The rental tenancy is on a monthly basis.		38		43

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2013 which have been publicly filed on SEDAR at www.sedar.com. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

i) Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983)(Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5 of the Annual Financial Statements that are available on SEDAR at www.sedar.com

ii) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii) Exploration and evaluation (“E&E”) expenditure

The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v) Share-based payment transactions

Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 21 of the Annual Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.

vi) Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii) Functional currency

The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13. FINANCIAL INSTRUMENTS

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Metalor Technologies before year end. The amount was settled in January 2014.

Based on past experience, the directors believe that the outstanding receivable by Metalor Technologies is of good credit quality.

Impairment losses

None of the trade and other receivables is past due at the year-end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollar in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.

Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will continue to be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

On April 12, 2013, the one-for-ten share consolidation was implemented pursuant to the special resolution passed at the special meeting of Caledonia shareholders held on January 24, 2013.

15.	SECURITIES OUTSTANDING

As at March 27, 2014 the following securities 52,117,908 common shares were outstanding:

Outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)
21,000	0.70	April 29, 2014
30,000	0.70	Mar 23, 2014
1,646,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
930,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
2,847,920

(1) Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

As Caledonia’s Option Plan allows the granting of options for the number of Common Shares equal to 10% of the issued shares, Caledonia could grant Options on a further 2,363,817 shares.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•
Liquidity risk:  The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 and 6.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•
Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•
Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the prices of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

•
Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•
Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•
Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•
Country risk: The commercial environments in which the Company operates is unpredictable.  Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations and/or the ability of Caledonia to receive payments.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•
Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity Printers and Refiners Limited (“Fidelity”), a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk.

17.           FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2012 we reported a material weakness relating to segregation of duties at the Africa office in South Africa. During the year ended December 31, 2013 we remediated this weakness by appointing an assistant to the Chief Financial Officer (“CFO”) to assume responsibility for the preparation of Caledonia’s consolidated financial statements and the CFO will now oversee the reporting process which will enhance the ICFR. This represents a material change in our internal controls.

At December 31, 2013 we have tested our ICFR and management has evaluated the effectiveness of Caledonia’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses. As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICFR and the costs associated with additional staff.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.